
06040667

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

\- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to __________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC FRUIT EXPRESS COMPANY
AGREEMENT EMPLOYEE 401(K) RETIREMENT THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179


PROCESSED
JUL 06 2006
THOMSON
FINANCIAL
SEC MAIL
PROCESSING
JUN 28 2006
WASH, D.C.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(K) RETIREMENT THRIFT PLAN



Date ____________________ **By** ____________________

June 26, 2006

Barbara W. Schaefer, Senior Vice President – Human Resources, Union Pacific Corporation

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-106707 and 33-49785 of Union Pacific Corporation on Form S-8 of our report dated June 21, 2006, appearing in this Annual Report on Form 11-K of the Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 21, 2006

Exhibit I

Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan

Financial Statements as of December 31, 2005 and 2004 and for the Years Then Ended, Supplemental Schedule as of December 31, 2005 and Report of Independent Registered Public Accounting Firm

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

TABLE OF CONTENTS

Supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Union Pacific Fruit Express Company Agreement
Employee 401(k) Retirement Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 21, 2006

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Investments (Notes 2, 3 and 4):		
Plan interest in Master Trust A	$ -	$ 38,963
Plan interest in Master Trust B	1,510,801	220,355
Mutual funds	-	1,099,780
Total assets	1,510,801	1,359,098
LIABILITIES		
Excess contributions payable	7,374	8,484
Net assets available for benefits	$ 1,503,427	$ 1,350,614

The accompanying notes are an integral part of these financial statements.

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income (loss):		
Plan interest in Master Trust A investment income (Note 3):		
Interest and dividends	$ 1,749	$ 1,595
Plan interest in Master Trust B investment income (Note 3):		
Net appreciation (depreciation) in fair value of investments	45,133	(7,581)
Interest and dividends	4,033	3,824
	49,166	(3,757)
Net appreciation in fair value of mutual funds (Note 4)	39,571	83,134
Interest and dividends	37,321	30,029
	76,892	113,163
Total	127,807	111,001
Participant contributions	141,743	105,473
Total	269,550	216,474
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	116,737	90,394
NET INCREASE	152,813	126,080
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	1,350,614	1,224,534
End of year	$ 1,503,427	$ 1,350,614

The accompanying notes are an integral part of these financial statements.

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2005 AND 2004

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan (the Plan) is provided for general information only. Participants should refer to the Plan document for more complete information.

General – The Plan is a defined contribution plan covering employees of the Union Pacific Fruit Express Company (the Company) who are governed by a collective bargaining agreement entered into between the Company and a rail union to which eligibility to participate in the Plan has been extended and have completed one year of service or were employees as of the effective date of the Plan, August 1, 1993. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions – Participants may contribute 2% to 50% of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the Code). Participants may also contribute 1% to 50% of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 50% of eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company does not contribute to the Plan.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. Allocations are based on participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from that participant's vested account.

Vesting – Participants at all times have a 100% vested interest in their account.

Distributions to Participants – Following a participant's termination of employment, a distribution of benefits will be made upon request. If a participant does not request a distribution at termination, the account will be deferred until the date the participant attains the participant's required beginning date, as defined, or participant's death. If the participant remains employed with the Company after attaining age 70½, his/her account may remain in the Plan until April 1st of the year following the year in which he/she terminates employment. A Required Minimum Distribution option is available at age 70½. The participant can receive his/her account sooner if he/she so desires.

A hardship withdrawal may be made by a participant from his/her account in accordance with the Plan's provisions.

Plan Administration – The Plan is administered by the Senior Vice President, Human Resources of Union Pacific Corporation (the Corporation). All administrative expenses of the Plan are paid by the Corporation, except investment management fees which are netted against investment earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – Investments in the Union Pacific Railroad Stock Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Small-Cap Index Fund, Vanguard 500 Index Fund, Vanguard U.S. Growth Fund, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard Morgan Growth Fund, Vanguard Total Stock Market Fund, and the Vanguard Total Bond Market Index Fund are valued at fair value as determined by quoted market prices.

Investments in the Vanguard Prime Money Market Fund are valued at estimated fair value as determined by Vanguard Fiduciary Trust Company (VFTC). Investments in the Union Pacific Fixed Income Fund are benefit-responsive investment contracts which are valued at contract value.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

Distributions to Participants – Distributions are recorded when paid.

Excess Contributions Payable – The Plan is required to return contributions received during the plan year in excess of the IRC limits.

3. MASTER TRUSTS

At December 31, 2005 and 2004, the Plan participated in Master Trusts with other retirement plans administered by the Corporation. A Master Trust was established for the purpose of investing in the Union Pacific Fixed Income Fund (Master Trust A). Another Master Trust was established for the purpose of investing in Union Pacific common stock (Master Trust B). The investment assets of the Master Trusts are held at VFTC. Use of the Master Trusts permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trusts, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trusts are discussed in Note 2.

Effective December 31, 2005, Master Trust A, Master Trust B and various other trusts holding assets of benefit plans sponsored by Union Pacific Corporation, its subsidiaries, or its affiliates and for which VFTC is the trustee, were merged into a single Master Trust, Master Trust B.

The Plan's interests in the Master Trusts, as a percentage of net assets held by the Master Trusts, are presented in the following tables as of December 31, 2005 and 2004:

Master Trust A	**2005**	**2004**
Investments at contract value:		
Guaranteed investment contracts	$ -	$ 385,622,409
Plan's portion of investments	$ -	$ 38,963
Portion allocated to the Plan	-	0.01 %

Master Trust B	**2005**	**2004**
Investments at fair value as determined by quoted market price:		
Common stocks	$ 253,206,077	$ 78,637,916
Mutual funds	1,254,230,868	-
	1,507,436,945	78,637,916
Investments at contract value:		
Guaranteed investment contracts	405,997,188	-
Investments at estimated fair value:		
Money Market Mutual funds	49,432,336	-
Investments in Master Trust B	$ 1,962,866,469	$ 78,637,916
Plan's portion of investments	$ 1,510,801	$ 220,355
Portion allocated to the Plan	0.08 %	0.28 %

Investment income for the Master Trusts for the years ended December 31, 2005 and 2004 is as follows:

	2005	**2004**
Master Trust A investment income:		
Total interest income of Master Trust A	$ 16,147,678	$ 15,558,617
Plan's portion of Master Trust A investment income	$ 1,749	$ 1,595

Master Trust B investment income:	**2005**	**2004**
Net appreciation (depreciation) in fair value of investments:		
Investments at fair value as determined by quoted market price:		
Common stocks	$ 14,760,847	$ (2,005,942)
Interest and dividends	1,347,000	1,430,808
Total investment income (loss) of Master Trust B	$ 16,107,847	$ (575,134)
Plan's portion of Master Trust B investment income (loss)	$ 49,166	$ (3,757)

While the Plan participates in the Master Trusts, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest. Therefore, the investment income (loss) of the Master Trusts may not be allocated evenly among the plans participating in the Master Trusts.

The Master Trusts invest in fully benefit-responsive guaranteed investment contracts. These contracts are valued at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yields under these contracts were 4.08% for the years ended December 31, 2005 and 2004. The crediting interest rates for the years ended December 31, 2005 and 2004 ranged from 2.85% to 6.61% and 1.93% to 7.69%, respectively.

4. INVESTMENTS

The following table presents the fair value of mutual funds held at December 31, 2004. No mutual funds were held at December 31, 2005. Mutual funds that represent 5% or more of the Plan's net investment in mutual funds are separately identified.

Investments at Fair Value as Determined by Quoted Market Price:	
Vanguard 500 Index Fund	$ 342,012
Vanguard International Growth Fund	80,468
Vanguard U.S. Growth Fund	82,887
Vanguard Small-Cap Index Investment Fund	88,228
Vanguard Wellington Investment Fund	342,365
Other	124,284
	1,060,244
Investments at Estimated Fair Value:	
Vanguard Prime Money Market Fund	39,536
Total investments in Mutual Funds	$ 1,099,780

During 2005 and 2004, the Plan's investments in mutual funds (including investments bought and sold, as well as held during the year) appreciated in value by $39,571 and $83,134, respectively.

5. TAX STATUS

The Plan obtained a tax determination letter dated April 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. The Company may direct VFTC either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Plan sponsor and; therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest transactions.